FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure 1 -  Rule 8.3 Enodis PLC announcement released 12 May 2008

Enclosure 2 -  Rule 8.3 Expro International Group PLC announcement released 12 May 2008

Enclosure 3 -  Presentation to the UBS GFS Conference announcement released 12 May 2008

Enclosure 4 -  Holding(s) in Company  announcement released 13 May 2008

Enclosure 5 -  Rule 8.3 Expro International Group PLC announcement released 13 May 2008

Enclosure 6 -  Rule 8.3 Enodis PLC announcement released 13 May 2008

Enclosure 7 -  Rule 8.3 Chloride Group PLC announcement released 14 May 2008

Enclosure 8 -  Chairman's Statement announcement released 14 May 2008

Enclosure 9 -  Rule 8.3 Expro International Group PLC announcement released 14 May 2008

Enclosure 10 -  Publication of Prospective announcement released 14 May 2008

Enclosure 11 - Enodis PLC announcement released 15 May 2008

Enclosure 12 - Publication of Final Terms announcement released 15 May 2008

Enclosure 13 - Rule 8.3 Enodis PLC announcement released 16 May 2008

Enclosure 1 4  - Rule 8.3 Expro International Group PLC released 16 May 2008

Enclosure 15 -  Filing of Annual Report on Form 20F announcement released 16 May 2008

Enclosure 1

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	09 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	9,153,236	(2.4904%)	167,241	(0.0455%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	9,153,236	(2.4904%)	167,241	(0.0455%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	650,000	2.8700 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	12 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 2

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	09 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,513,481	(1.3704%)	50,364	(0.0456%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,513,481	(1.3704%)	50,364	(0.0456%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	250,000	15.1730 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	12 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 3

The Royal Bank of Scotland Group plc ("RBS") - Presentation to the UBS Global Financial Services Conference

12th May 2008

Sir Fred Goodwin, Group Chief Executive, presents to the UBS Global Financial Services Conference in
New York
 on Monday 12th May in the afternoon.

A copy of the presentation is available on the Group's website w ww.rbs.com/ir

For further information:

Investor Relations

Richard O'Connor

Tel: +44 (0) 207 672 1758

Media

Carolyn McAdam

Head of Group Communications

Tel: +44 (0) 131 523 2055

Enclosure 4

TR-1:

notification of major interests in shares

1. Identity of the i ssuer or the underlying issuer of existing shares to which voting rights are attached:	Royal Bank of Scotland Group P lc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person (s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder (s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc ( L&G )
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	09 May 2008
6. Date on which issuer notified:	12 May 2008
7. Threshold(s) that is/are crossed or reached:	Below 5% (Group) Below 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORD 25P	504,686,799	504,686,799	Below 5%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General G roup Plc (Direct and Indirect) (Group) ( Below 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Ind irect) (Below 5% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5% = Total Position)
Legal & General Group Plc (Direct) ( L&G ) ( 465,895,376 - 4.64% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 403,585,847 - 4.02% = PMC)	Legal & General Insurance Holdings Limited (Direct) ( LGIH )
Legal & General Assurance (Pensions Management) Limited (PMC) ( 403,585,847 - 4.02% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 10,023,071 ,665
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Enclosure 5

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	12 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,513,481	(1.3704%)	50,364	(0.0456%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,513,481	(1.3704%)	50,364	(0.0456%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	11,800 11,800	15.2000 GBP 15.2000 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	13 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 6

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	09 May 2008

Amendment: on the 9
th
 May 2008, Enodis Long position should read as follows:

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)
	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,923,634	(2.4279%)	167,241	(0.0455%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,923,634	(2.4279%)	167,241	(0.0455%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)
Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)
Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	650,000	2.8700 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	13 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 7

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Chloride Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	13 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,050,873	(1.5711%)	116,851	(0.0453%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,050,873	(1.5711%)	116,851	(0.0453%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5,700	2.6300 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	14 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 8

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO
CANADA
,
AUSTRALIA
, JAPAN OR
SOUTH AFRICA

THE
ROYAL BANK OF SCOTLAND
GROUP
PLC - GENERAL MEETING STATEMENT

14 May 2008

The Meeting
will deal
with the
proposed
 Resolutions as outlined in the Notice of the Meeting issued to Shareholders dated
25
April 2008.

The following is an extract from the speech
to be
made by Sir Tom McKillop, Chairman, at the meeting.

"As you will have seen from our announcement last month, the Board has resolved to take decisive action to rebase our Company's capital ratios through a series of measures whose central element is a fully underwritten rights issue to raise £12 billion. The business of today's meeting is to consider and seek your approval for two resolutions relating to these capital plans."

"Before we get onto the resolutions themselves, I would like to take you through the thinking behind this fundamental shif
t in RBS's financial strategy."

"In summary, our view is that the world has changed. The further deterioration we have seen in credit markets this year; the examples of quite extreme stress we have seen in some of our financial counterparties; the worsening of the economic outlook - all these factors have brought us to the conclusion that we needed to carry more capital in our business than we have chosen to do in recent years, when the economic environment was more stable."

"We have therefore raised our target range for Tier 1 capital to between 7.5% and 8.5%. We also believe that in this less certain business climate it is appropriate to attach greater weight to the narrower measure of Core Tier 1 capital, and have therefore set a new target for this ratio to exceed 6%."

"Once we had reached that decision, it was clear that the best way of achieving these new targets without delay was through a rights issue. The first resolution we will be voting on today will enable us to carry out this rights issue, by authorising the creation of the new shares involved and by authorising the Directors to allot those shar es as part of the rights issue."

"The Board believed that it was important to take a prudent view of the potential for further write-downs on our credit market exposures, so we have
carried out a
 thorough
 assessment of
these,
 and have
currently
estimated
for our capital planning purposes
that the effect on our capital of write-downs could be £4.3 billion net of tax, or £5.9 billion before tax.
"

"Many financial institutions have been affected by such write-downs on structured credit assets. Nevertheless, we take the lessons that we have learnt from this experience very seriously and have discontinued some of these activities. We have also taken steps to strengthen the control environment in our Global Banking & Markets division."

"As part of our capital planning exercise we also assessed the potential for realising capital gains by selling, in whole or in part, a number of assets. Among the assets we reviewed is RBS Insurance, which has been very much part of the family for many years
 and remains an excellent business
, but is not central to the
very strong
banki
ng franchises we have now built. Our capital plans assume that whole or partial disposals of this kind will contribute approximately £4 billion to our capital this year, almost offsetting the write-downs.
Rest assured that we are determined to achieve full and fair value for any disposals we may make.
"

"Taking all of these elements together, we
 expect to
generate £11.7 billion of net new capital and to have achieved our new target capital ratios by the end of 2008."

"I would like to say a few more words about our dividend, as I know from the letters I have received that many of you have concerns on this point, and I am well aware that for many of you our dividends represent an import ant element in your budgeting."

"The Board believes that it would be
prudent to issue new ordinary shares instead of paying the 2008 interim
dividend
, and the second resolution before the meeting today incorporates the measures necessary to accomplish that. We believe that, in order to accelerate the strengthening of our capital base, issuing new shares instead of an interim dividend is the most sensible course for us to follow.
Clearly, if you should wish to realise cash you are free to sell these shares in the market.
"

"The final dividend for 2007, which was approved at the Company's Annual General Meeting last month, will be paid in cash, and we have brought the date for this forward to the 23 rd
 of May, so shareholders will receive the cash from this dividend before the end of the rights issue offer period on the 6 th
 of June. You
may,
therefore,
if
you
wish to do so, use these amounts towards taking up
your
 rights
.
"

"It is our current intention that the 2008 final dividend, which will be voted on at next year's Annual
General
Meeting, will be paid in cash. I should point out, however, that, as discussed at greater length in the prospectus, the issuing of new shares will lead to a reduction in dividend per share."

"For the future, the Board believes that the Group's strength and diversity mean that the 2007 dividend payout ratio of around 45% of earnings remains sustainable in the medium term. Whilst the Board must take each dividend decision in the light of the circumstances prevailing at the time, we would expect in future years to continue to pay approximately that proportion of the
Group's earnings as dividends."

"Looking ahead, RBS is now well-placed to generate growth from its businesses, and our ability to deliver on this potential will be the crucial test of our organisation. RBS has always prided itself on delivery - we have successfully achieved this in the past, and I and the leadership team are determined that we will not fall short this time."

"With a stronger capital base we will be better protected against an economic environment that remains uncertain, and will be better positioned to maintain the momentum in our core businesses. And I am confident that we will be able to maintain this momentum; although this environment is not without risk, those risks are now being rewarded with a greater premium than we have seen for some time, and we have been able to begin to rebuild margins in a number of busine sses."

"And of course, we must deliver the benefits from the ABN AMRO integration - benefits that we now expect to total almost
€
2.3 billion a year, a third greater than our original expectation. Our management remains firmly focused on this task."

"We are also extending our successful Manufacturing model globally, and as we roll this out across the Group we are confident we can take advantage of our greater scale and achieve significant improvements in efficiency throughout RBS."

"But more than this, we have taken a huge step in the development of the RBS Group, building a global banking platform with all the attributes necessary to ach ieve good, sustainable growth."

"
First and foremost, RBS is now present in all the countries that contribute most to global growth, not just in our traditional markets in the
UK
 and the
US
 but also across Europe, the Middle East and
Asia
."

"But we have also greatly enhanced our position in these key respects:

  We have enhanced our diversification, both by product and by geography through the ABN acquisition - and we are grateful for your support for this last year.

  We have enhanced our customer franchises around the world, with outstanding retail customer bases in the
  UK
   and the
  US
   and leading corporate customer franchises in all of the major regions.

  We have enhanced our product set, with competitive and attractive products that our customers want to buy.

  We have a full range of distribution channels through which to sell these products, and this range has been enhanced in particular by ABN AMRO's world class payments and cash management platform.

  And finally, we have outstanding people working for the Group, here and around the world, and it is a great delight as Chairman to go around the Group and see the passion of our employees. As I travel to some of our newer businesses in Asia and the Middle East I have found exactly the same commitment from our people as I see here in the
  UK
  , and I have every confidence in their ability to deliver on the opportunities before us."

"So we have built the platform we need, and with our new financial strategy embedded we will be better placed than ever to capitalise on that platform. I am conscious that in raising our capital targets we are asking our shareholders to make a very significant commitment in support of that strategy, and we are grateful for your support. It is incumbent upon me and upon the executive team to deliver, and that is what we intend to do. I believe we have the franchises, the products and the people to Make it happen."

This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities (the "Securities")
being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

This document is not a prospectus and investors should not subscribe for any
Securities
except on the basis of the information contained in
the
prospectus
 dated 30 April 2008
.

This document is not for distribution, directly or indirectly in, or into
Australia
,
Canada
,
Japan
 or
South Africa
. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for the S
ecurities in the
United States
. The Securities have not been, and will not be, registered under the United States Securities Act of 1993 (the "Securities Act"). The Securities may not be offered or sold in the
United States
 absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the S ecurities in the
United States
.

Forward Looking Statements

Certain statements made in this document constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as ''may'', ''will'', ''expect'', ''intend'', ''estimate'', ''anticipate'', ''believe'', ''plan'', ''seek'', ''continue'' or similar expressions and relate to, among other things, the performance of RBS's various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS's expectations in respect of the rights issue, its capital ratios and its dividend payout ratio, RBS's business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward looking statements to differ materially from actual results, include among other things, general economic conditions in the European Union, in particular in the United Kingdom, and in other countries in which RBS has business activities or investments, including the United States; the inability of RBS to hedge certain risks economically; the adequacy of RBS's impairment provisions and loss reserves; RBS's ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO's businesses and assets; and the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity and equity price risk. These forward-looking statements speak only as of the date of this document. The information and opinions contained in this document are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

- End -

Enclosure 9

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	13 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,513,481	(1.3704%)	50,364	(0.0456%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,513,481	(1.3704%)	50,364	(0.0456%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	20,000 20,000	15.1500 GBP 15.1500 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	14 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 10

Publication of
Final Terms

The following
Final Terms
are
 available for viewing:

Final Terms for The Royal Bank of Scotland Group plc (the “Issuer”) €3,000,000,000 5.25 per cent. Notes due 15 May 2013 (the “Notes”) issued under the £45,000,000,000 Euro Medium-Term Note Programme of the Issuer and The Royal Bank of Scotland plc (the “Programme”).

The Final Terms contain the final terms of the Notes and must be read in conjunction with the
Prospectus

dated
18
June
2007
as supplemented by the
Supplementary Prospectuses dated

24 July 2007, 7 August 2007, 24 September 2007, 17 October 2007, 17 December 2007, 6 March 2008
,
 20 March 2008
, 1 May 2008 and 8 May 2008
 (
together, the "Prospectus
"
)

relating to the Program
me
, which constitutes a base prospectus for the purposes of the Prospectus Directive
 (Directive 2003
/71/EC)
.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4610U_-2008-5-14.pdf

A copy of the
Final Terms and the
Prospectus
 to which they relate are
 also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director
,
 Capital Management
 & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL:
    020 7085 4925
FAX:
    020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Final Terms
(when read together with the information in the
Prospectus
)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms
and the
Prospectus

is not addressed. Prior to relying on the information contained in the
 Final Terms
 and the
Prospectus
, you must ascertain from the
Prospectus

whether or not you are
one
of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 11

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	13 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	9,773,634	(2.6592%)	167,241	(0.0455%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	9,773,634	(2.6592%)	167,241	(0.0455%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase*	850,000	2.8400 GBP

*Late trade: Purchase was traded on the 13
th
 May, booked on the 14
th
 May

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	15 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 12

Issue of Notes under
US
MTN Programme

The following
final terms have
 been
filed with
 the
UK Listing Authority and are
 available for viewing:

Issue of $
25,
000,000 Senior
Fixed
 Rate Notes under

the
$35,000,000,000 Medium-Term Note Programme
Due Six Months or More From the Date of Issue
of The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc
dated
March 13, 2008

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5766U_-2008-5-15.pdf

Issue of $
245,000
,000
Senior Floating Rate Notes under

the $35,000,000,000 Medium-Term Note Programme Due Six Months or More From the Date of Issue
of The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc
dated
May 12, 2008

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5766U_1-2008-5-15.pdf

The document
s above are
 also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
final terms

(and the Prospectus to which they relate
)
may be addressed to and/or targeted at persons who are residents of particular countries (specifie
d in the Prospectus) only and are
 not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer
s
 contained in the
Prospectus
 and the final terms

are
 not addressed. Prior
 to relying on the information contained in the Prospectus
and the final terms
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Enclosure 13

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

AMENDMENT TO LONG POSITIONS

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	13 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	9,353,236	(2.5449%)	167,241	(0.0455%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	9,353,236	(2.5449%)	167,241	(0.0455%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase*	850,000	2.8400 GBP

*Late trade: Purchase was traded on the 13
th
 May, booked on the 14
th
 May

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	16 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 14

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	15 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,563,481	(1.4157%)	50,364	(0.0456%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,563,481	(1.4157%)	50,364	(0.0456%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	50,000	15.2500 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	16 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 15

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE
US
 SECURITIES AND EXCHANGE COMMISSION

The Royal Bank of Scotland Group plc (the "Company")
announced today that, on 1
4
May 2008
, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The document is available for viewing on the SEC website at
www.sec.gov
 and also on the Company's website at
www.rbs.com
. The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge. Requests may be made by writing to the Group General Counsel and Group Secretary
, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Aileen Taylor
Head of Group Secretariat
16
 May 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:19 May 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat